                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 2)*

                                 Home Federal Bancorp
                         -----------------------------------
                                   (NAME OF ISSUER)

                             Common Stock $.01 Par Value
                         -----------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                         -----------------------------------
                                    (CUSIP NUMBER)

                            Hart N. Hasten and Mark Hasten
                            3901 W. 8th Street, Suite 470
                               Indianapolis, IN  46268
                         -----------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                        TO RECEIVE NOTICE AND COMMUNICATIONS)

                                    April 9, 1998
                         -----------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX .

     NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
                           (CONTINUES ON FOLLOWING PAGE(s))

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Hart N. Hasten

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  X
                                                        (b)

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*
          Not Applicable

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OR ORGANIZATION

     Citizen of the United States of America

NUMBER OF SHARES          (7)  SOLE VOTING              -0-
BENEFICIALLY OWNED             POWER
BY EACH REPORTING         (8)  SHARED VOTING            -0-
PERSON WITH                    POWER
                          (9)  SOLE DISPOSITIVE         -0-
                               POWER
                          (10) SHARED DISPOSITIVE       -0-
                               POWER

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0

(14) TYPE OF REPORTING PERSON*
                    IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mark Hasten

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  X
                                                        (b)

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS*
          Not Applicable

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OR ORGANIZATION

     Citizen of the United States of America

NUMBER OF SHARES          (7)  SOLE VOTING              -0-
BENEFICIALLY OWNED             POWER
BY EACH REPORTING         (8)  SHARED VOTING            -0-
PERSON WITH                    POWER
                          (9)  SOLE DISPOSITIVE         -0-
                               POWER
                          (10) SHARED DISPOSITIVE       -0-
                               POWER

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0

(14) TYPE OF REPORTING PERSON*
                    IN

ITEM 1.  SECURITY AND ISSUER.


ITEM 2.  IDENTITY AND BACKGROUND.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4.  PURPOSE OF TRANSACTION.

     The Group filed a Schedule 13D with the Securities and Exchange Commission on January 30, 1998. (Amended February 25, 1998 to correct a typographical error) In the previous 13D the Group disclosed that it collectively held 385,374 shares of Issuer's Stock for investment purposes only.

     On April 9, 1998 the Group sold 302,624 shares and gifted 82,750 shares, as detailed in Item 5. The members of the Group disposed of Issuer's Stock for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the Group's previous 13D filing, there were outstanding 5,108,000 shares of the Stock. Hart N. Hasten owned 192,687 shares of the Stock, which constituted approximately 3.7% of the outstanding shares. Mark Hasten owned 192,687 shares of the Stock, which constituted approximately 3.7% of the outstanding shares. On April 9, 1998, Hart N. Hasten sold 151,312 shares and gifted 41,375 shares of his holdings to a charitable organization. On April 9, 1998, Mark Hasten sold 151,312 shares and gifted 41,375 shares of his holdings to a charitable organization. Each of the organizations subsequently sold Issuer's Stock on the same day. The Group now owns zero percent (0%) of Issuer's Stock.

     (b) Neither Hart N. Hasten nor Mark Hasten may vote or direct the vote of any of Issuer's Stock.

     (c) Since the most recent 13D filing and on April 9, 1998 the following sales occurred:

                                              NUMBER OF
DATE         INDIVIDUAL         ACTION        SHARES       PER SHARE
----         ----------         ------        ------       ---------
4-9-98       Hart N. Hasten     Gifted and     41,375      $31.00
                                Sold
4-9-98       Mark Hasten        Gifted and     41,375      $31.00
                                Sold
4-9-98       Hart N. Hasten     Sold          151,312      $31.00

4-9-98       Mark Hasten        Sold          151,312      $31.00

     (d) As of April 9, 1998, each member of the Group relinquished the right to receive or direct the receipt of dividends. Each member of the Group and the charitable organizations received the proceeds of the sales indicated in 5(c).

     (e) On April 9, 1998, the Group ceased to be the beneficial owner of more than five percent of Issuer's Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.